David Lubin & Associates, PLLC
                            26 East Hawthorne Avenue
                             Valley Stream, NY 11580
                             Tel. (516) 887-8200 Fax
                                 (516) 887-8250


                                                                 January 5, 2007

BY EDGAR AND
FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Jeffrey P. Riedler

Re: PowerRaise, Inc.
    Amendment No.1 Registration Statement on Form SB-2
    Filed on December 18, 2006
    File Number 333-137251

Dear Mr. Riedler:

     On behalf of PowerRaise, Inc. (the "Company"), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to the Registration Statement on Form SB-2 ("Amendment No.2 to the Registration Statement") in response to the Commission's comment letter, dated January 3, 2007 (the "Comment Letter"), with reference to the Amendment No.1 to the Registration Statement on Form SB-2 filed with the Commission on December 18, 2006 and the Registration Statement on Form SB-2 (the "Registration Statement") filed with the Commission on September 12, 2006.

     In addition to the Amendment, the Company supplementally responds to all the Commission's comments as follows:

"12 If we do not develop and maintain successful partnerships for the PowerRaise website...(page 10)

     1. COMMENT: We note your response to our prior comment 19 and reissue that comment in part. To the extent practicable, please revise your disclosure to quantify the cost to your business of developing your "other distribution relationships," which are the partnerships you intend to establish with related internet sites.

     RESPONSE: Amendment No.2 to the Registration Statement has been revised in accordance with the Commission's comment.

DESCRIPTION OF BUSINESS, PAGE 17

OUR CURRENT BUSINESS

     2. COMMENT: Since your website is still under development, please revise the heading to refer to a business plan to strategy rather than your current business.

     RESPONSE: Amendment No.2 to the Registration Statement has been revised in accordance with the Commission's comment.

     3. COMMENT: If accurate, please state that if your agreement with Linkshare terminates, you will no longer link to merchants that have agreements with Linkshare and you will have to seek new merchant relationships.

     RESPONSE: Amendment No.2 to the Registration Statement has been revised in accordance with the Commission's comment.

     4. COMMENT: We note your statement that Linkshare is an "intended party" to each of the merchant agreements. Please explain what it means to be an "intended party."

     RESPONSE: Amendment No.2 to the Registration Statement has been revised to define on page 18 that as an "intended third party beneficiary," Linkshare, although not a party to the agreement with the merchants, may have rights enforceable pursuant to the agreement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 23

     5. COMMENT: We note your response to our prior comment 43 that your directors have agreed to lend the Company on an as is needed basis. Please revise your disclosure to discuss and described this agreement, even if the agreement is only an oral agreement.

     RESPONSE: In accordance with the Commission's comment, the Amendment No. 2 to the Registration Statement has been revised to disclose that our executive officer and directors have agreed to loan the Company up to $50,000 with no interest for up to 2 years should the need arise.

EXECUTIVE COMPENSATION, PAGE 23

     6. COMMENT: In your next amendment, please update your executive compensation table for fiscal year ended December 31, 2006. Please also update your disclosure to comply with the new executive compensation disclosure requirements as discussed in our Release No. 33-8732A

     RESPONSE: In accordance with the Commission's comment, Amendment No.2 to the Registration Statement has been updated to include executive compensation for fiscal year ended December 31, 2006 and to comply with the new executive compensation disclosure requirements as discussed in our Release No. 33-8732A

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 29

     7. COMMENT: Please update your disclosure to comply with the new related party disclosure requirements as discussed in our Release No. 33-8732A. We note that the new requirements apply to transactions which exceed the lesser of $120,000 or one percent of the average total assets at year end for the last three fiscal years. Please revise this disclosure accordingly.

     RESPONSE: In accordance with the Commission's comment, Amendment No.2 to the Registration Statement has been revised to comply with the new related party disclosure requirements as discussed in our Release No. 33-8732A.

PLAN OF DISTRIBUTION, PAGE 29

     8. COMMENT: We note your disclosure in this section that the selling security holders will be offering your shares of common stock at a price of $0.10 per share until a market develops and thereafter at prevailing market prices or privately negotiated prices. This is inconsistent with your disclosure on the cover page and elsewhere in the prospectus where you state they will offer the shares at $0.25 per share. Please explain or revise your disclosure.

     RESPONSE: In accordance with the Commission's comment, Amendment No. 2 to the Registration Statement has been revised to correctly reflect that the selling security holders will be offering our shares of common stock at a price of $0.25 per share until a market develops and thereafter at prevailing market prices or privately negotiated prices.

     The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment No.2 to the Registration Statement on Form SB-2 as requested by the Commission. Please note that we are also submitting via courier three (3) blacklined copies showing the changes made in the Amendment to the Registration Statement in order to help expedite the review process.

     Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

                                        Very truly yours,


                                        /s/ David Lubin & Associates, PLLC
                                        --------------------------------------
                                        David Lubin & Associates, PLLC


cc: Ruth Navon